July 14, 2023

Jaea Hahn

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, DC 20549

Re:	Ohio National Fund, Inc. - File Nos. 2-67464, 811-3015

Dear Ms. Hahn:

On May 23, 2023, Ohio National Fund, Inc. (the "Registrant” or “Fund”), on behalf of its series, filed Post-Effective Amendment No. 104 (the “Amendment”) to the Registrant’s Registration Statement. On July 6, 2023, you provided oral comments to the Amendment to Tim Abbott of Constellation Insurance, Inc. Redlined changes may be provided in certain portions of this letter to aid in your review. Further, all changes related to the Registrant’s responses to your comments and refining edits will be filed in a Post-Effective Amendment filed pursuant to Rule 485(b).

General Comments

1. Company Acknowledgement – The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response: Registrant acknowledges that the Commission has reminded it that Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

2. Disclosure Changes – Where a change is made to disclosure in response to a Staff comment, please make corresponding changes wherever such disclosure appears in the registration statement.

Response: Registrant confirms that where a change is made to disclosure in response to a Staff comment, corresponding changes will be made wherever such disclosure appears in the registration statement.

Specific Comments

1. ON Fidelity Institutional AM® Equity Growth Portfolio (the “Portfolio”), Fee Table. Supplementally, please provide the completed fee table and expense example for the Staff’s review. We may have additional comments.

Response: Registrant confirms that the completed fee table and expense example are attached hereto as Appendix A.

2. ON Fidelity Institutional AM® Equity Growth Portfolio, Principal Investment Strategies. In the the first paragraph of the principal investment strategies on Page 3 of the prospectus, it states that the Portfolio may invest in the securities of foreign issuers in addition to securities of domestic issuers. Please clarify whether the Portfolio may invest in securities of emerging or developed markets, and, if the Portfolio invests in securities of emerging markets, please clarify how the adviser defines emerging markets.

Response: Registrant confirms that the Portfolio may invest in both developed and emerging markets, but does not invest in emerging markets as a principal investment strategy. Registrant therefore respectfully submits that additional detail regarding investments in emerging markets and developed markets is appropriate as stated in the Portfolio’s statutory prospectus in the disclosure provided in response to Item 9 of Form N-1A and accordingly declines to amend the principal investment strategies as stated in the Portfolio's summary.

* * * * *

If you have any questions or additional comments, please contact me at Tim_Abbott@constellationinsurance.com or at (513) 794-6094.

Very truly yours,

/s/ Tim Abbott
Tim Abbott, Esq.
Assistant Counsel

Appendix A

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees	0.68%
Distribution and/or Service (12b-1) Fees	None
Other expenses	0.14%
Total Annual Fund Operating Expenses*	0.82%

*	The expense information in the table has been restated to reflect current fees following a reduction in the management fee effective July 28, 2023.

Example. This Example is intended to help you compare the cost of investing your variable contract assets in the Portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The costs indicated below do not reflect the additional expenses of variable contracts. These costs would be higher if variable contract charges were added. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$84	$262	$455	$1,014